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SECURITI N

07003871

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. SCOTT SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 INDIANA STREET, SUITE 200
(No. and Street)

GOLDEN (City) COLORADO (State) 80401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN A. SCOTT (303) 273-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSON&CO. CPAs/CONSULTANTS
(Name – *if individual, state last, first, middle name*)

55 MADISON STREET, SUITE 555 (Address) DENVER (City) COLORADO (State) 80206-5422 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MW

OATH OR AFFIRMATION

I, JOHN A. SCOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. SCOTT SECURITIES CORP., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado
County of Jefferson

MARY JO GRANT NOTARY PUBLIC STATE OF COLORADO

Mary Jo Grant
Notary Public exp 8-23-10

Signature

OWNER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

J. SCOTT SECURITIES CORP.

December 31, 2006

CONTENTS

HANSON&CO.
CPAs/Consultants

Board of Directors

J. Scott Securities Corp.

Independent Auditors' Report

We have audited the accompanying balance sheet of J. Scott Securities Corp. as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Scott Securities Corp. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule 1 is presented only for supplementary analysis purposes and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hanson & Co. CPAs/Consultants

Denver, Colorado

February 26, 2007

J. SCOTT SECURITIES CORP.
Balance Sheet
December 31, 2006

ASSETS

ASSETS		
Cash and cash equivalents	$	33,582
Commissions and fees receivable, net of allowance of $0		127,217
Furniture and equipment, net of accumulated depreciation of $33,464		554
Total assets	$	161,353

LIABILITIES

LIABILITIES		
Accounts payable	$	7,861
Accrued expenses		72,442
Deferred revenue		10,600
Note payable -NASD		5,949
Total liabilities		96,852
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDER'S EQUITY		
Common stock – authorized 20,000 shares no par value; 1,000 shares issued		-
Preferred stock – authorized 100,000 shares; no shares issued		-
Retained earnings		64,501
Total stockholder's equity		64,501
Total liabilities and stockholder's equity	$	161,353

The accompanying notes are an integral part of these statements.

J. SCOTT SECURITIES CORP.
Statement of Operations
Year Ended December 31, 2006

Revenue	
Commissions and fees	$ 1,320,126
Other revenue	555,102
Total revenue	1,875,228
Expenses	
Commissions	561,428
Employee benefits	59,438
Clearance and supervisory costs	271,893
Other operating	44,108
Regulatory fees	4,283
Rent	40,100
Penalties	11,994
Professional services	32,983
Depreciation	513
Total expenses	1,026,740
Income before taxes	848,488
Income tax expense, current	320,736
Net income	$ 527,752

The accompanying notes are an integral part of these statements.

J. SCOTT SECURITIES CORP.
Statements of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Total Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2005	1,000	$ -	$ 34,038	$ 34,038
Net income	-	-	527,752	527,752
Dividends paid	-	-	(497,289)	(497,289)
BALANCE, December 31, 2006	1,000	$ -	$ 64,501	$ 64,501

The accompanying notes are an integral part of these statements.

J. SCOTT SECURITIES CORP.
Statement of Cash Flows (Page 1 of 2)
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from commissions and fees	$ 2,017,027
Cash paid to suppliers and employees	(1,177,345)
Income tax expense paid to parent company	(320,736)
Interest expense	(2,269)
Net cash provided by operating activities	516,677
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on notes payable – NASD	(6,726)
Dividends paid	(497,289)
Net cash used for financing activities	(504,015)
NET CHANGE IN CASH AND CASH EQUIVALENTS	12,662
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,920
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 33,582

The accompanying notes are an integral part of these statements.

J. SCOTT SECURITIES CORP.
Statement of Cash Flows (Page 2 of 2)
Year Ended December 31, 2006

Reconciliation of net income to net cash provided by operating activities

Net income	$	527,752
Reconciling adjustments:		
Depreciation		513
Changes in operating assets and liabilities		
Accounts receivable		155,199
Allowance for doubtful accounts		-
Accounts payable and accrued liabilities		(153,387)
Deferred revenue		(13,400)
Total adjustments		(11,075)
Net cash provided by operating activities	$	516,677

The accompanying notes are an integral part of these statements.

Note A - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company was incorporated in March 1999 in Colorado and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). The Company is a member of the National Association of Securities Dealers, Inc. (NASD). Effective August 1, 2005 the Company entered into a commission sharing agreement with NEXT Financial Group, Inc. (NEXT), a non-affiliated NASD member. As a result of the agreement, the Company transferred its registered representatives and customer accounts to NEXT and began receiving referral fees from NEXT based upon revenue generated by the transferred representatives and customer accounts. The Company, by agreement with NEXT, provides a variety of services to the referred registered representatives including administrative support, payroll and benefits, occupancy, and sales leads. The Company is registered as a branch office of NEXT and operates as an office of supervisory jurisdiction (OSJ) of NEXT, as defined by NASD.

The Company operates pursuant to Rule 15c3-3(k) (2) (B) of the Act and does not carry customer accounts or clear customer transactions. The Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is a wholly-owned subsidiary of J. Scott Holdings Corp. (Parent) and is part of a group of companies affiliated by common ownership. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue from referral fees on stock transactions and REITs is recorded on a trade date basis, which is the date that a transaction is executed. The Company recognizes revenue from life insurance and annuity contracts upon the issuance of the underlying life insurance policy or annuity contract. Investment advisory fees are recognized when earned, based on the holding period of the assets in the accounts.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers money market accounts and any highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Note A - Nature of Operations and Summary of Significant Accounting Policies (continued)

Commissions and Fees Receivable

Commissions receivable and related clearing expenses are recorded as trades are executed, on a trade date basis. For insurance or annuity contracts, commissions receivable are recorded upon issuing the underlying policy or contract. Investment advisory fees are recorded quarterly when earned, based on the holding period of the assets in the accounts.

Due to the nature of the Company's business, there is no collateral or other security requirement to support receivables. Receivables are accounted for at face value and interest is not charged. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, commissions and fees receivable, accounts payable and accrued expenses, deferred revenue and note payable approximated fair value as of December 31, 2006 because of the relatively short maturity of these instruments.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing accelerated methods the Company uses for income tax purposes and over the estimated useful lives for owned assets, ranging from 5 to 7 years.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company files a consolidated return with its parent. Income tax expense (benefit) is allocated based on the Company's proportionate share of income or loss included in the consolidated return. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company has no significant differences that result in deferred tax assets and liabilities.

Note B – Branch Office Agreement

As discussed in Note A, on August 1, 2005, the Company entered into an agreement with NEXT, a non-affiliated NASD member and wholly-owned subsidiary of NEXT Financial Holdings, Inc. As a result of the agreement, which can be terminated by either party upon 30 days written notice, the Company became a registered Office of Supervisory Jurisdiction (OSJ), as defined by the NASD, of NEXT. In addition, the Company terminated its registered representatives (referred representatives) who in turn became registered representatives of NEXT. The referred representatives engage in securities sales solely on behalf of NEXT and under the supervision of NEXT for purposes of regulation and supervision of NASD, the Securities and Exchange Commission (SEC) and state regulatory authorities governing the regulation of securities broker dealers.

The Company records referral fees based on the gross commissions generated by the referred representatives. The difference between the gross commissions generated and the amount received, generally 10% to 15%, is recorded as clearance and supervisory costs. Commissions paid by the Company on behalf of NEXT to the referred representatives are recorded in commission expense and are treated as salary and wages for payroll tax reporting purposes.

Pursuant to the agreement, the Company executed a paymaster and referral agreement with NEXT, becoming an independent contractor providing administrative, support, and payroll and benefit services to the referred representatives who continue to conduct business at the offices of the Company. The Company is the employer of record for the referred representatives for purposes of payroll, payroll taxes, and state worker's compensation insurance.

As part of the agreement, the Parent received options to purchase up to 20,000 shares of NEXT Financial Holdings, Inc. representing a possible ownership of 2%. No options have been exercised. The Parent also signed a promissory note on a Line of Credit, as discussed in Note E, and borrowed $100,000 from NEXT for working capital purposes.

Note C – Long-Term Debt

	2006
Note payable to NASD with interest at 9.5% expires August, 2007; collaterallized by assets of the Company.	$ 5,949

Note D – Operating Leases

The Company extended an expense sharing agreement with its Parent as of June 1, 2006. Under this agreement, the Company pays 40% of the lease expense for its offices. Monthly rent allocated to the Company, including common area maintenance (CAM) charges, was approximately $3,380 through July 2006. At that time, a sublease for part of the office space was terminated and monthly rent allocated to the Company was reduced to approximately $2,510. The Company also leases various office equipment under separate operating leases.

Rent expense under all operating leases, including CAM charges of approximately $16,800 that are allocated from the Parent, was $39,328 for the year ended December 31, 2006.

Future minimum lease and CAM payments, based on the rent allocation in effect at December 31, 2006 are as follows:

Year Ending December 31,	
2007	$ 24,691
2008	31,385
2009	31,921
2010	32,475
2011	33,058
Thereafter	27,962
	$ 181,492

Note E – Line of Credit

The Parent has entered into an agreement with NEXT for a line of credit that matures in 2008. The balance of the line of credit was $46,623 at December 31, 2006. The assets of the Company are pledged as collateral on the borrowings.

Note F – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2006, the net capital is as follows:

Net Capital	Minimum Capital Requirement	Aggregate Indebtedness	Capital Ratio
$ 12,342	$ 5,000	$ 96,852	7.85%

Note G – Related Party Transactions

As discussed in Note A, the Company is a wholly-owned subsidiary of J. Scott Holdings Corp. (Parent) and is part of a group of companies affiliated by common ownership. The affiliated companies operate out of common office space and share many occupancy and administrative costs. The companies have signed an expense sharing agreement with the Parent and costs not directly incurred by the subsidiary are allocated between the companies.

Dividend distributions are periodically paid to the Parent.

Note H – Litigation and Complaint

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

During 2006, the Company settled a lawsuit in favor of the Company for $225,000. In accordance with an agreement between the Company and the Parent, the Parent paid costs totaling $31,000 related to the lawsuit and received the proceeds of the settlement. These transactions are not reflected in the accompanying financial statements.

The Company entered into a settlement with NASD pursuant to an NASD examination and complaint dated April 26, 2005. NASD alleged that certain of the Company's supervisory systems and procedures were deficient and in violation of NASD Conduct Rule 3010; that the Company failed to timely develop and implement an Anti-Money Laundering Compliance Program as required under Conduct Rule 3011; and that the Company was in violation of the minimum net capital provisions under Rule 15c3-1 at certain times during 2003 and 2004 due to the Company's receipt of customer securities. Without admitting or denying the allegations, the Company agreed to pay a fine of $20,000 consisting of a $5,000 down payment and a $15,000 promissory note (Note C).

Note I – Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and commissions and fees receivable. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions and may occasionally have balances in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits of $100,000. Commissions and fees receivable consist of receivables for referral fees subject to the Company's underlying agreement with NEXT. The Company periodically performs credit analysis relating to those with whom it does business.

SUPPLEMENTAL INFORMATION

J. SCOTT SECURITIES CORP.
Schedule 1 -- Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3- of the Securities and Exchange Commission As of December 31, 2006

NET CAPITAL		
Total stockholder's equity	$	64,501
Deductions and/or charges		
Furniture and equipment, net		554
Commissions and fees receivable (over 30 days)		50,986
CRD deposit		619
Net capital	$	12,342
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Net capital in excess of minimum requirement	$	7,342
Ratio of aggregate indebtedness to net capital		7.85
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	80,303
Deferred revenue		10,600
Note payable – NASD		5,949
Total aggregate indebtedness	$	96,852

Reconciliation with company's computation:

The Company will amend Form X-17A-5 for the period beginning 10/01/2006 and ending 12/31/2006. Following the filing of the amended report, there is no difference from the Company's computations included in its Part II of Form X-17A-5,as amended, and the audited computation.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
J. Scott Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of J. Scott Securities Corp. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to asses the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the control environment and accounting system and their operation that we consider to be material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of J. Scott Securities Corp. for the year ended December 31, 2006, and this report does not affect our report dated thereon dated February 26, 2007. The Company did not supervise the accounting procedures sufficiently to analyze payments received in conjunction with the NEXT transition support and expense reimbursement agreement and record deferred revenue. Also, the Company did not have a procedure to record revenue, expense, and related receivables and payables on outside product sales. These identified material weaknesses caused the Company to understate its net income, receivables and payables, which resulted in differences between the Company's computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1 and the audited computation. The Company has since corrected the accounting errors and management has informed us that they have implemented a procedure to record outside product sales not included in the current month production. Management is also providing better supervision of the bookkeeping process and is working with a contract accounting firm in an effort to ensure accurate record keeping.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives, except as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Hansen & Co. CPAs/Consultants

Denver, Colorado

February 26, 2007

END